AGMCONNECT

HIGHTIDE INC.

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

THURSDAY
02
JUNE 2022
11:00AM (MST)

All information related to the meeting can be found at
www.agmconnect.com/hiti2022

You can attend the meeting virtually using the login credentials below at:
https://app.agmconnect.com

VOTER ID:
MEETING ACCESS CODE:

NOTE TO VOTER

To be valid, your form of proxy must be received no later than **11:00AM (MST)** on **Tuesday, May 31 2022.**

- DETACH HERE - - DETACH HERE - - DETACH HERE -

This proxy is solicited on behalf of the management of HIGH TIDE INC. (the "Corporation"). The undersigned, being a shareholder of the Corporation hereby appoints, Harkirat (Raj) Grover, Chief Executive Officer of the Corporation, or failing him, Rahim Kanji, Chief Financial Officer of the Corporation, or instead of either of them:

Name: ______________________________, and Email: ______________________________,

as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general and special meeting of the shareholders of the Corporation to be held on JUNE 02, 2022 at 11:00AM MST (the "Meeting"), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the undersigned as specified herein.

1. Fix The Number of Directors to Five (5)
Fixing the number of directors to be elected at the Meeting at Five (5). FOR ☐ AGAINST ☐

2. Election of Directors

Nominee	FOR	WITHOLD
01. Andrea Elliott	☐	☐
02. Harkirat (Raj) Grover	☐	☐
3. Nitin Kaushal	☐	☐
4. Arthur Kwan	☐	☐
5. Christian Sinclair	☐	☐

3. Appointment of Auditors
Appointment of Ernst & Young LLP as auditors of the Corporation for the ensuring year and authorizing the directors to fix their renumeration. FOR ☐ WITHOLD ☐

4. Approval of Omnibus Plan
To consider and, if though appropriate, to pass, with or without variation, an ordinary resolution of disinterested shareholders to ratify, confirm and approve a new 2022 fixed 20% equity incentive omnibus plan, as more particularly described in the Information Circular. FOR ☐ AGAINST ☐

5. Approval of Bonus Shares
To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution of disinterested shareholders to ratify, confirm and approve certain issuances of common shares in the capital of the Corporation to certain employees of Smoke Cartel Inc., a wholly owned subsidiary of the Corporation, as more particularly described in the Information Circular. FOR ☐ AGAINST ☐

This proxy revokes & supersedes all proxies of earlier date.

DATED this ___ day of ____________, 2022 Number of Shares: ____________________

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

Voter Information Sheet

AGMCONNECT

ATTENDING THE MEETING

REGISTERED HOLDER *Your Common Shares are registered in your name in the Company's register.*	*BENEFICIAL OWNER* *Your Common Shares are held by a nominee, such as a securities broker, in your favour.*
BY INTERNET: Login to https://app.agmconnect.com using your unique login credentials found on the reverse page. Click 'JOIN MEETING'. **BY PHONE**: Call AGM Connect at +1 855 839 3715	*1) Appoint yourself or another as your proxy by either:* *- Appointing and filling out the form at: https://app.agmconnect.com* *- Mailing in provided envelope including the form below* *- Scan & email this document to: voteproxy@agmconnect.com* *2) Contact AGM Connect: +1 855 839 3715* *3) Join the vitual meeting via https://app.agmconnect.com*

VOTE YOUR SHARES

All shareholders are encouraged to vote by proxy ahead of the Meeting

Proxies may be voted:

- Online via https://app.agmconnect.com
- by completing and returning the lower portion of this proxy form
- by calling AGM Connect at +1.855 839 3715

You can vote and access the meeting via:

... computer

... Smartphone or Tablet

calling: +1.855.839.3715

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NOTES AND INSTRUCTIONS

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

1. The common shares represented by this proxy will be voted. Where a choice is specified, this proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on this proxy. This proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting.

2. Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Each shareholder must sign this proxy. Please date this proxy. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized.

4. If this proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5. If the shareholder appoints any of the persons above, including persons other than management designees, as proxy to attend and act at the Meeting:

   (a) the common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

   (b) where the shareholder specifies a choice in this proxy with respect to any matter to be acted upon, the common shares represented by this proxy shall be voted accordingly; and

   (c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THIS PROXY WILL BE VOTED FOR SUCH MATTERS

CONDITIONS

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by AGM Connect at 401 Bay Street, Suite 2704, Toronto, Ontario, M5H 2Y4, Fax Number: 416-222.4202, Email: voteproxy@agmconnect.com, not later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.